UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May 2016

Commission File Number: 001-37643

KITOV PHARMACEUTICALS HOLDINGS LTD.

(Translation of registrant's name into English)

One Azrieli Center, Round Tower, Tel Aviv, 6701101, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

On May 4, 2016, Kitov Pharmaceuticals Holdings Ltd. (the “Company” or the “Registrant”) issued a Press Release: “Kitov Pharmaceuticals to Present at Pioneers 2016, Presented by Joseph Gunnar, in NYC on May 5, 2016”, which is attached hereto as Exhibit 99.1.

Furthermore, on May 4, 2016 the Registrant made available an updated investor presentation on its website. A copy of the updated investor presentation is attached hereto as Exhibit 99.2 and may be viewed in the Investor Relations section of the Registrant’s website at kitovpharma.com

Attached hereto are the following exhibits:

Exhibit 99.1	Press Release

Exhibit 99.2	Investor Presentation – May 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KITOV PHARMACEUTICALS HOLDINGS LTD.

Date: May 4, 2016	By:	/s/ Simcha Rock
Simcha Rock
Chief Financial Officer